DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Michael Kagnoff Michael.kagnoff@dlapiper.com T 858.638.6722 F 858.638.5122

February 12, 2019

VIA UPS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:                    Mary Beth Breslin

Dorrie Yale

Lisa Vanjoske

Bonnie Baynes

Re:                             GC Palomar Holdings
Draft Registration Statement on Form S-1 filed December 14, 2018
File No. 377-02416

Ladies and Gentlemen:

This letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission, dated February 8, 2019, to Mac Armstrong, Chief Executive Officer of GC Palomar Holdings (the “Company”) regarding the Draft Registration Statement on Form S-1 filed by the Company on December 14, 2018 (the “Registration Statement”).  Simultaneously with the submission of this letter, the Company is confidentially submitting under separate cover Amendment No. 1 to the Draft Registration Statement (the “Amendment”) in response to the Staff’s comments.  Please note that the Amendment also contains other updates to the Company’s disclosures.

This letter sets forth each comment of the Staff in the comment letter and, following the comment, sets forth the Company’s response.  We are enclosing a copy of the Amendment, together with a copy that is marked to show the changes from the initial filing.

Draft Registration Statement on Form S-1

Prospectus Summary
Our Competitive Strengths, page 5

1.                                      You state in the last paragraph on page 6 that your hypothetical net loss in the event of a historically significant catastrophe such as the 1906 San Francisco or the 1994 Northridge earthquake would be capped at $6.15 million.  Please clarify to the extent true that you remain ultimately liable for your policies in the event that the reinsurers are unable to pay any claims, and that the amount of reinsurance you are able to obtain may change from time to time.  Additionally, if you also have exposure from your earthquake policies for attritional losses arising from fire damage, please disclose this fact.

In response to the Staff’s comment, the Company respectfully submits that it has revised its disclosure  on pages 6, 16, 83 and 94 to clarify that the Company is ultimately liable for its policies in the event its reinsurers are unable to pay any claims.  In addition, the Company has updated its current disclosure to state that its hypothetical loss is now capped at $5.0 million and that the amount of reinsurance the Company is able to obtain may change from time to time.  The Company discloses on pages 7, 83, 93 and 94 that it evaluates its reinsurance capacity from time to time.

The Company advises the Staff that its commercial and residential earthquake policies do not provide coverage for fire following an earthquake and thus does not have exposure from its earthquake policies for attritional losses arising from fire damage.  It has revised its disclosure of pages 5, 17 and 81 to state this fact.

Summary Risk Factors, page 9

2.                                      Please add a bullet discussing the control Genstar Capital will have after the offering, including its affiliation with board members, and a separate bullet discussing material terms of your debt.

In response to the Staff’s comment, the Company respectfully submits that it has included a bullet on page 10 discussing Genstar Capital’s control following the offering, including Genstar’s affiliation with board members, as well as a bullet discussing the material terms of its debt.

In addition, the Company advises the Staff that the Company intends to repay its outstanding indebtedness with the proceeds received from this offering.  The Company has revised its disclosure under “Use of Proceeds” to state the Company’s current intention to repay its debt with proceeds from the offering and the material terms of such debt.

3.                                      Please expand the eighth bullet to specify that over 70% of your gross written premiums for the year ended December 31, 2017 were distributed through two program administrators, as you more fully explain in your risk factor on page 20.

In response to the Staff’s comment, the Company respectfully submits that it has expanded its disclosure in “Summary Risk Factors” on page 9 to specify that over 70% of its gross written premiums for the year ended December 31, 2017, were distributed through two program administrators.

Corporate Information, page 10

4.                                      You state on page 10 that you are majority owned by Genstar Capital, but you also state here that your current sole shareholder is GC Palomar Investor LP, which currently holds one share.  Please expand your disclosure to more clearly explain your current structure and the transactions you reference as “domestication transactions.”

In response to the Staff’s comment, the Company respectfully informs the Staff that the Company currently intends to affect the domestication transactions in March 2019, prior to the Company’s first public filing of the Registration Statement.  To provide greater clarity to investors and avoid potential confusion, the Company has revised its disclosure on page 10 to describe its structure as if the domestication has taken place and added disclosure regarding its structure prior to the domestication.  The Company will further revise its disclosure following the domestication to include the date the domestication occurred and the forward stock split made in connection therewith.

The Company advises the Staff that GC Palomar Holdings currently has one shareholder, GC Palomar Investor LP, who holds one common share.  GC Palomar Investor LP is controlled by Genstar Capital, who, with its affiliates, holds a majority of the membership interests.  As part of the domestication transactions, GC Palomar Holdings will effect a forward stock split.  GC Palomar Investor LP will then distribute all of the shares of GC Palomar Holdings proportionally to its members.

Implications of Being an Emerging Growth Company, page 10

5.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company respectfully submits that it will provide the Staff copies of all written communications, as defined in Rule 405 under the Securities Act that the Company or its representatives present to potential investors in reliance on Section 5(d) of the Securities Act.

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum. . ., page 39

6.                                      We note that your forum selection provision identifies federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.  Please disclose that there is uncertainty as to whether a court would enforce such provision.

In response to the Staff’s comment, the Company respectfully submits that it has included additional disclosure on pages 40 and 127 that there is uncertainty as to whether a court will enforce the exclusive forum provision.

Use of Proceeds, page 44

7.                                      To the extent known, please revise to state the approximate amount of proceeds intended to be contributed to your insurance subsidiaries.

In response to the Staff’s comment, the Company respectfully submits that it has revised its disclosure on page 44 to state that the Company currently intends to contribute an amount between approximately $25.0 million to $40.0 million to Palomar Specialty Insurance Company, one of our insurance subsidiaries.  The Company has no present intention to contribute additional amounts to its other insurance subsidiaries.

Capitalization, page 46

8.                                      We note your domestication transactions and Genstar Capital Stockholders Agreement that will be executed prior to the offering and impact your net tangible book value per share.  Please tell us your consideration of disclosing unaudited pro forma financial information to give effect to the consummation of these probable events, including the conversion of outstanding securities.

In response to the Staff’s comment, as noted in the response to Comment #4 above, the Company advises the Staff that it intends to affect the domestication transactions in March 2019, prior to its first public filing of the Registration Statement.  To the extent the domestication is not reflected in the then current capitalization of the Company, we will include unaudited pro forma financial information to give effect to the consummation of the domestication.

Industry
Specialty Property Industry, page 75

9.                                      Please expand on your disclosure in the last sentence of the first full paragraph on page 77 to explain why you believe you have a unique opportunity.

In response to the Staff’s comment, the Company respectfully submits that it has supplemented its disclosure on page 77 to explain that the Company believes it has a tangible opportunity in the Hawaii Hurricane market because it offers one of the few products in the market rated by A.M. Best as “A-” or higher.

Business
Technology, page 98

10.                               Please clarify the extent to which your proprietary technology platform is licensed rather than developed in-house, and disclose any material license agreements.

In response to the Staff’s comment, the Company respectfully submits that it has revised its disclosure on page 98 to clarify the extent to which its proprietary technology platform is licensed rather than developed in-house.  The Company has added disclosure that it licenses various applications of its base technology platform which the Company customizes builds on top of and extends with its in-house development staff.  Each of the licenses is an “off-the-shelf” license and none of which involve a material dollar amount.  The Company believes that there are alternative licensors for the base technology component which it could utilize in the event that it lost any one of its licenses without unreasonable difficulty.

Consolidated Financial Statements, page F-1

11.                               You have only included two years of audited financial statements when comparative interim unaudited financial statements are also required.  Please advise if you are omitting required financial statements under Section 71003 of the FAST Act and will amend to include all financial statements required by Regulation S-X at the date of such amendment prior to requesting effectiveness.

In response to the Staff’s comment, the Company advises the Staff that it is omitting required financial statements under Section 71003 of the FAST Act and will amend to include all financial statements required by Regulation S-X at the date of such amendment prior to requesting effectiveness.

Note 11.  Capital Stock, page F-31

12.                               Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common share leading up to the initial public offer and the estimated offering price.  This information will help facilitate our review of your accounting for equity issuances including stock compensation.

The Company respectfully advises the Staff that, once it has an estimated offering price or range, it will provide the requested explanation to the Staff.  The Company informs the Staff that it has made one profit interest grant since January 1, 2018 which will convert into approximately 0.1% of the Company’s common stock issued in connection with the domestication transactions. The Company respectfully submits it has no present intention to make additional grants prior to the closing of this offering. The Company will notify the Staff if there is any change in its present intention and appropriately reflect any such grants in its disclosure.

General

13.                               Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.  Please note that we may have comments regarding this material.

In response to the Staff’s comment, the Company has provided via separate correspondence all graphics, visual, or photographic information currently included in the draft registration statement and will supplementally provide the Staff with any graphics, visual, or photographic information it includes in its printed prospectus prior to its use.

We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement.  Please do not hesitate to contact me at (858) 638-6722 if you have any questions regarding this letter, the Registration Statement or the Amendment.

Very truly yours,

DLA Piper LLP (US)

/s/ Michael Kagnoff

Michael Kagnoff

Partner

cc: Via E-mail

Securities and Exchange Commission:

Dorrie Yale

GC Palomar Holdings:

Mac Armstrong

DLA Piper LLP (US):

Patrick O’Malley